UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated April 23, 2024, announcing that it has agreed to acquire two LNG dual-fuel 33,000 dwt chemical carriers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	April 29, 2024	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Acquisition of two LNG dual-fuel chemical carriers in combination with long term employment

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) today announced that it has agreed to acquire two LNG dual-fuel 33,000 dwt chemical carriers. The vessels are built in 2022/2023 and fitted with stainless steel cargo tanks, and the aggregate purchase price is approximately $114 million. SFL has arranged long term employment for the vessels with affiliates of Stolt Tankers, a subsidiary of the world-leading chemical logistics company Stolt-Nielsen Limited (“Stolt-Nielsen”).

The Company expects to take delivery of the vessels between June and August this year and both vessels will be employed for a minimum of eight years. One vessel will be on a fixed rate time-charter and one vessel will be employed in a pool with similar-sized vessels. The fixed rate vessel has extension options of up to three years, in addition to purchase options after year five and eight, subject to a profit share mechanism with SFL.

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment: «The announcement marks another accretive investment for the Company and will add two sophisticated chemical carriers to our fleet. With these vessels, we will have six LNG dual-fuel vessels in our fleet, and the transaction demonstrates our ability to expand our portfolio of maritime assets with vessels suitable for long term charters to industry leading companies.

We are excited to build a new relationship with Stolt-Nielsen who has a market leading position in the logistics for sophisticated chemicals. The market dynamics for stainless-steel chemical tankers are also very favorable now, with steady underlying growth in demand, ageing fleet and a limited orderbook. The combination of fixed-rate charter and pool earnings will therefore give us the opportunity to participate in a strong market, while also providing increased charter backlog.”

Commenting on the transaction, Udo Lange, Chief Executive Officer, Stolt-Nielsen said “I’m pleased to announce our new partnership with SFL Corporation on two modern chemical tankers. As well as securing attractively priced on-the-water tonnage in a firm chemical tanker market, these modern, dual-fuel ships will lower the age profile and carbon intensity of our fleet while offering more flexibility in our core 33,000 deadweight segment. This transaction also demonstrates our commitment to asset-light fleet replacement with best-in-class partners like SFL Corporation, NYK Line, and CMB Group to enhance profitability and reduce our balance sheet intensity. As a leading liquid logistics provider, it is critical Stolt-Nielsen balances capital allocation across all our businesses to drive further improvements in our industry leading customer service offering and reliability.”

April 23, 2024

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Chief Treasurer & Senior Vice President, SFL Management AS
+47 23 11 40 55
Sander Borgli, Vice President – IR, SFL Management AS
+47 23 11 40 73

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of vessels is comprised of tanker vessels, bulkers, container vessels, car carriers and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, and timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.